AB*
3/12

07003074

SEC[illegible] [illegible]MISSION
Washington, D.C. 20549

RECEIVED
FEB 27 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield, Titus & Donnelly LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1430
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Lynch, Jr. 201-217-8045 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin, Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue (Address) Springfield (City) NJ (State) 07081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark J. Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield, Titus & Donnelly, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2008

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD , TITUS & DONNELLY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Hartfield, Titus & Donnelly, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC (a limited liability company) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 12 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2007

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	627,046
Deposits with clearing houses		1,608,769
Receivables from broker-dealers and dealer banks		327,667
Prepaid expenses		5,153
Property and equipment, net		60,894
Cash surrender value - officers' life insurance, net of loans of $318,653		109,887
Investment in securities		61,692
Loans receivable		1,007,263
TOTAL ASSETS	$	3,808,371

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Payables to broker-dealers and dealer banks	$	326,513
Accrued expenses		1,323,443
Other taxes payable		17,810
Deferred rent		60,755
Distributions payable		24,007
Total liabilities		1,752,528
Commitments and contingencies (Note 7)		
Members' equity		2,055,843
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,808,371

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a limited liability company in the State of New Jersey. The Company serves the investment community principally as a broker of municipal securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investors Protection Corporation. Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a settlement-date basis (generally the third business day following the transaction date), with related commission income and expenses reported on a trade-date basis.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Advertising

Advertising costs, which are included in promotion expense in the accompanying statement of income, are expensed as incurred and aggregated $44,674 for the year ended December 31, 2006.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code and the tax laws in the various states in which it does business to be treated as a limited liability company for income tax purposes. In lieu of corporate income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income tax has been included in the financial statements. Certain states impose an LLC franchise fee; these amounts have been accrued.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2006, and periodically during the year, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to amounts held by such financial institutions.

NOTE 3. DEPOSITS WITH CLEARING HOUSES

The Company, as a participant in the National Securities Clearing Corporation ("NSCC"), is required to maintain an interest-bearing deposit with the NSCC. At December 31, 2006, the required amount was approximately $263,000; the Company actually had $1,465,000 on deposit with NSCC.

In addition, at December 31, 2006, the Company maintained a noninterest-bearing deposit with its clearing agent in the amount of $50,717, an interest-bearing deposit with the Depository Trust Company in the amount of $50,000, and various other security deposits totaling $43,052.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2006, consisted of the following:

Computer equipment	$	168,693
Leasehold improvements		173,292
Furniture and fixtures		49,006
		390,991
Less: accumulated depreciation		(330,097)
Property and equipment, net	$	60,894

Depreciation expense for the year ended December 31, 2006, amounted to $27,771.

NOTE 5. RECEIVABLES AND PAYABLES - BROKER-DEALERS AND DEALER BANKS

These balances represent the contract value of securities not delivered or received on the settlement date.

NOTE 6. LOANS RECEIVABLE

The Company has, from time to time, advanced funds to its officers. These unsecured loans are due on demand. Interest is charged monthly at the prime rate. Interest income on these loans for the year ended December 31, 2006, aggregated $75,359.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Regulatory action

On or about December 20, 2005, the Company received notification from the NASD that it is currently conducting an investigation into certain practices of the Company as a broker's broker of municipal securities. In addition, on or about that same date, the Company received a "Wells" Notice from the NASD seeking a response to alleged violations. The Company, with the assistance of its outside counsel, is examining various internal records in accordance with the NASD's guidance. Based on the current status of this investigation, the Company is unable to assess the likelihood of an unfavorable outcome or in the event of an unfavorable outcome, to assess the amount or range of any possible losses that may result from this contingency.

Leases

The Company has several leases for equipment and office facilities under noncancelable operating leases expiring in various years through 2015. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	Equipment	Offices
2007	$ 122,454	$ 419,533
2008	119,213	383,307
2009	114,366	348,216
2010	40,979	321,814
2011	-	287,577
Thereafter	-	934,625
	$ 397,012	$ 2,695,072

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes, electricity and other costs. Rent expense, including real estate taxes, for the year ended December 31, 2006, amounted to $468,232. Equipment rental expense, which is included in communications expense in the accompanying statement of income, was $104,690 for the year ended December 31, 2006.

One of the Company's leases provided a free rent period of two months during its term, while a second lease provided a free rent period of four months. Pursuant to Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $60,755 at December 31, 2006.

NOTE 8. RELATED-PARTY TRANSACTIONS

The Company rents equipment and receives certain administrative services from a member. These expenses amounted to $274,066 for the year ended December 31, 2006.

In addition, the Company pays a monthly fee to a member for maintaining the Company's electronic computer trading systems. These expenses amounted to approximately $600,000 for the year ended December 31, 2006, of which $50,000 is included in accrued expenses at December 31, 2006.

In December 2005, the Company acquired the right, title, and interest in and to certain software that had been developed by an affiliate of one of the Company's members. The Company has licensed the software to a member for which the Company receives a monthly licensing fee. Such licensing fees amounted to $120,000 for the year ended December 31, 2006.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company was in compliance with these requirements. At December 31, 2006, the Company had regulatory net capital of $916,702, which exceeds the Company's minimum net capital requirement of $116,311. The Company's regulatory ratio of aggregate indebtedness to net capital was 1.90 to 1 as of December 31, 2006.

NOTE 10. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the lives of its two officers in the amount of $200,000 each. At December 31, 2006, loans payable to the insurance company in the amount of $318,653, bearing interest at a rate of 7% annum, are collateralized by the cash value of the policies.

NOTE 11. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2006.

NOTE 12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through NSCC, which guarantees the transactions, while the remaining securities transactions are compared with registered broker dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary,

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)

the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

END